Factmata, Inc. & Subsidiary

(the "Company")

a Delaware Corporation

Consolidated Financial Statements

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Factmata, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 28, 2021
Vincenzo Mongio

FACTMATA, INC
CONSOLIDATED BALANCE SHEET

	DECEMBER 31,	
	2020	**2019**
CURRENT ASSETS		
Cash	1,030	290,599
Accounts Receivable	260	7,359
Other Current Assets	3,163	16,995
Tax Credit Receivable	257,643	311,764
TOTAL CURRENT ASSETS	262,097	626,718
Fixed Assets, net	4,546	11,004
Capitalized Software Development Costs	722,094	77,901
TOTAL ASSETS	988,737	715,623
CURRENT LIABILITIES		
Accounts Payable	341,715	80,257
Payroll Tax Payable	118,654	73,339
Other Current Liabilities	82,614	29,141
TOTAL CURRENT LIABILITIES	542,983	182,736
Notes Payable	-	234,303
Convertible Notes Payable	3,652,558	3,391,270
Accrued Interest On Convertible Notes	80,125	45,563
Related Party Loan	8,646	8,396
TOTAL LIABILITIES	4,284,311	3,862,267
STOCKHOLDERS' EQUITY		
Common Stock, $0.00001 par value;10,000,000 shared authorized,		
7,633,567 issued and outstanding	13	9
Additional Paid In Capital	155,782	1,862
Accumulated Other Comprehensive Income	(29,547)	(33,094)
Retained earnings	(3,421,823)	(3,115,421)
TOTAL STOCKHOLDERS' EQUITY	(3,295,574)	(3,146,644)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	988,737	715,623

FACTMATA, INC
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	DECEMBER 31,	
	2020	**2019**
Revenue	0	0
Cost of Sales	0	0
GROSS PROFIT	0	0
Advertising and Marketing	376	88
Contractor and Consulting expense	268,183	420,654
Payroll Expenses	296,195	748,551
Legal and Professional Expenses	268,407	357,748
Depreciation	8,287	7,035
Other Operating Expenses	112,754	231,806
TOTAL OPERATING EXPENSES	954,202	1,765,882
OTHER INCOME (EXPENSE)		
Other Income	15,692	19,149
Grants	427,542	19,384
Interest Expense	(34,562)	(28,897)
TOTAL OTHER EXPENSE	408,672	9,637
INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAXES	(545,530)	(1,756,245)
Benefit of Income Tax - United Kingdom	239,304	285,739
Income Tax Expense - United States	(175)	(450)
NET INCOME (LOSS)	(306,401)	(1,470,956)
OTHER COMPREHENSIVE INCOME (EXPENSE)		
CURRENCY TRANSLATION ADJUSTMENT	3,547	19,693
TOTAL COMPREHENSIVE LOSS	(302,854)	(1,451,262)

Factmata, Inc.
Statement of Cash Flows
December 31st

	2020	2019
NET INCOME (LOSS)	(306,401)	(1,470,956)
OPERATING ACTIVITIES		
Adjustments to reconcile net income to net cash from operating activities:		
Adjustment to Retained Earnings	-	(1,783)
Depreciation & Amortization	8,946	7,132
(Increase) Decrease in Accounts Receivable	7,100	(7,359)
(Increase) Decrease in Other Current Assets	13,833	80,189
(Increase) Decrease in UK Provision for Corporate Tax	54,121	(80,536)
Increase (Decrease) in Accounts Payable and Accruals	394,808	138,769
CASH PROVIDED BY (USED) IN OPERATING ACTIVITIES:	172,407	(1,334,545)
INVESTING ACTIVITIES		
Purchase of Computer Equipment	(2,488)	(4,448)
Capitalized Software Development Costs	(644,194)	(77,901)
CASH PROV BY (USED IN) INVENTORY ACTIVITIES:	(646,681)	(82,348)
FINANCING ACTIVITIES		
Proceeds from Sale of Common Stock	153,925	886
Payments on notes payable to related parties	250	(478)
Notes Payable	(234,303)	234,303
Convertible Promissory Note	261,288	1,404,089
CASH PROVIDED BY (USED IN) FINANCE ACTIVITIES:	181,160	1,638,801
EFFECTS OF EXCHANGE RATE CHANGES ON CASH	3,547	19,693
NET INCREASE (DECREASE) IN CASH	(289,568)	241,601
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	290,599	48,998
CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,031	290,600

Statement of Changes in Stockholders' Equity
Years Ended December 31, 2019 and December 31, 2020

	Common Stock $0.00001 Par Value		Additional Paid in	Accumulated Other Comprehensive	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Income (Loss)	Deficit	Equity
Balance, December 31, 2018	7,200,000	9	975	(52,787)	(1,642,683)	(1,694,486)
Adjustment to Retained Earnings	-	-	-	-	(1,783)	(1,783)
Options Amortization	-	-	886	-	-	886
Other comprehensive income	-	-	-	19,693	-	19,693
Net Loss	-	-	-		(1,470,956)	(1,470,956)
Balance, December 31, 2019	7,200,000	9	1,862	(33,094)	(3,115,422)	(3,146,645)
Options Amortization	-	-	947	-	-	947
Common Stock Issuances	433,567	4	152,974	-	-	152,978
Other comprehensive income	-	-	-	3,547	-	(3,547)
Net Loss	-	-	-	-	(306,401)	(306,401)
Balance, December 31, 2020	7,633,567	13	155,782	(29,547)	(3,421,823)	(3,295,574)

Factmata, Inc & Subsidiary
Notes to the Consolidated Financial
Statements December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Factmata, Inc. was incorporated in Delaware on March 2017. In May 2017, the Company was assigned full ownership of its operating company, Factmata Limited, which was registered as a private limited company in England U.K. on January 2017. Factmata Inc. and its wholly-owned subsidiary, Factmata Limited. (collectively referred to as "the Company"). develops an artificial intelligence text reading software for claims made in digital media content. The Company engages people in the process of correcting news articles, identifying fallible claims, and supporting more accurate information on the Web. It detects fake news and tracks rumors and hoaxes.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), and present the accounts of Factmata Inc. and its wholly-owned subsidiary, Factmata Limited. (collectively referred to as the Company). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Foreign currency transactions

The Company's functional currency is GBP. The Company has exposure to foreign currency translation gains and losses arising from the Company's cash and other balances in foreign countries. The financial statements of these subsidiaries are translated into U.S. dollars using a current rate of exchange, with gains or losses, net of tax as applicable, included in accumulated other comprehensive income/loss ("AOCI") within the consolidated statements of changes in convertible preferred stock and stockholders' equity.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

- a. the customer simultaneously receives and consumes the benefits as the entity performs;
- b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
- c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company has not yet recognized revenue and will evaluate its performance obligations for the purposes of revenue recognition when the first customer contract is executed.

Intangible Assets – Capitalized Software Development Costs

Intangible assets consist of capitalized software research and development, and related patents. The Company has 10 registered patents for the software created. Costs related to patents awarded are capitalized and amortized over the 20 year lives of the patents using the straight-line method. The Company has not started to amortized its intangibles as it does not consider the income received to be fully commercial yet. The Company expects to start amortizing intangibles in 2021.

As of December 31, 2020 and 2019, no impairment or amortization of intangibles was deemed necessary by management.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. As of December 31, 2020 and December 31, 2019 no allowance for doubtful accounts was deemed necessary.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Equity based compensation - ASC 718-10-50

ASC 718 requires generally that all equity awards be accounted for at their "fair value." This fair value is measured on the grant date for stock-settled awards, and at subsequent exercise or settlement for cash-settled awards. Fair value is equal to the underlying value of the stock for "full-value" awards such as restricted stock and performance shares, and is estimated using an option-pricing model with traditional inputs for "appreciation" awards such as stock options and stock appreciation rights.

On March 8, 2019, the Company approved its 2019 Stock Plan (the "Plan") which authorized the reserve of 2,440,000 shares of the Company's common stock. The Plan is administered by the board of directors. Under the Plan, the board of directors is authorized to grant awards to attract and retain personnel for positions of substantial responsibility, to provide additional incentive to employees, directors, and consultants, and to promote success of the Company's business. As of December 31, 2020 and 2019, there were 2,440,000 shares of common stock available for issuance under the Plan.

On March 8, 2019, the Company approved the Factmata UK EMI Sub Plan (the "2019 Sub-Plan"). The board authorized shares available under the Company's 2019 Stock Plan to be available for the Sub-Plan. As of December 31, 2020 and 2019 there were no shares issued under the 2019 Sub-Plan.

The Plan also provides for the issuance of incentive stock options ("ISO's"), and non-statutory stock options ("NSO's"). The options have 10 year terms and be exercisable at the rate of 12/48ths of total number of the shares on the 12 month anniversary of the Vesting Commencement Date, and 1/48th of the total number of shares on the monthly anniversary thereafter for so long as the recipient of the option remains an employee or consultant of the company. As of December 31, 2020 and 2019, the Company had granted 354,292 stock options to employees and non- employees for future services. The Company measures employee and non-employee share-based payment equity awards at the grant- date fair value.

The Company recorded $947 and $886 during the years ended December 31, 2020 and 2019, respectively, as compensation expense pertaining to these grants.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Income Tax Credit Receivable

The Company recognized a benefit from income tax of $239k and $285k for the years ended 2020 and 2019 respectively. The amounts recognized were the results of the Compay's Research and Development Tax credits from its UK entity. The company collected the outstanding balance owed of $239k in 2021.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The Company had outstanding $8k in advances from a Convertible Loan Note Holder as of December 31st, 2020. The amount accrues no interest and is due on demand.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes

The Company has entered into several convertible note agreements for the purposes of funding operations. As of December 31, 2020 and 2019 the Company had issued a total of $3,682,557 and $3,391,269, respectively, convertible promissory notes bearing compound interest at a rate of 1% per annum. All convertible notes are payable on the two year anniversary of the issuance date. All convertible notes have an automatic conversion and an optional conversion. The automatic conversion will take place when the Company consummates a Qualified Equity Financing. The optional conversion will take place on or after the Maturity Date at the sole discretion of the investor. As of December 31, 2020 and 2019, $2,409,823 and $770,000, respectively, of outstanding conversion notes were eligible for optional conversion. As of December 31, 2020 and 2019, the Company recorded interest expense related to these notes of $28,897 and $35,498, respectively.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	3,391,267
2022	291,288
2023	-
2024	-
2025	-
Thereafter	-
Total	3,682,558

NOTE 6 – EQUITY

The Company authorized 10,000,000 shares of common stock with a par value of $0.00001. On March 8, 2019, the Company approved an 8-1 forward split which increased the number of issued common stock to 7,633,567 and 7,200,000 of December 31, 2020 and 2019, respectively.

NOTE 7 – GRANTS

In December 2019, the Company was awarded a grant from Innovate UK. As of December 31, 2020 and 2019 the company had received approximately $427,000 and $19,000, respectively. The income related to this grant has been included within other income in the consolidated financial statements.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 2, 2021, the date these financial statements were available to be issued.

The Company did not have identify any significant subsequent events.

NOTE 9 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 10 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth Company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth Company, and, for as long as we continue to be an emerging growth Company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth Company, as defined in the JOBS Act, for up to five years following our IPO.